Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors of the General Partner

Digital Realty Trust, L.P.

We consent to the use of our report dated June 25, 2010, except as to Note 17, which is as of August 4, 2010, with respect to the consolidated balance sheets of Digital Realty Trust, L.P. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, capital and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2009 and the related financial statement schedule, included and incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

San Francisco, California

October 4, 2010